Exhibit 15.1

For Immediate Release

Editorial Contacts:

Joe Greenhalgh, Vice President, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Delivers 8th Consecutive Record Year, 30th Straight Quarter of

Double-Digit Sales Growth

FREMONT, Calif., April 19, 2006 and ROMANEL-SUR-MORGES, Switzerland, April 20, 2006 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today announced it has posted its eighth consecutive year of record sales and profits, ending with a record fourth quarter and reaching its increased fiscal-year goals.

Sales for the fiscal year, ended March 31, 2006, were $1.8 billion, up 21 percent from $1.48 billion in Fiscal Year 2005. Operating income was $199 million, an increase of 16 percent over $172 million in the prior year. Net income was $181 million ($1.84 per share), up 21 percent from $149 million ($1.53 per share) last year. Gross margin for FY 2006 was 32 percent, compared with 34 percent last year.

For Logitech’s fourth fiscal quarter, sales were $466 million, up 16 percent from $403 million for the same quarter one year ago. Operating income was $55 million, up 17 percent from $47 million last year. Net income for the quarter was $51 million ($0.52 per share), up 27 percent from $40.2 million ($0.41 per share) in the prior year. Gross margin was 31.9 percent, compared with 33.6 percent last year.

Logitech’s retail sales for Q4 grew by 19 percent year over year, with sales up in the Americas by 18 percent, in EMEA by 20 percent and in Asia by 15 percent. Retail sales were driven by high demand for audio products (up 68 percent), video products (up 61 percent) and a return to strong growth in cordless mice (up 21 percent). The Company’s line of Harmony® remote controls also continued its rapid growth during the quarter, with sales in Europe accelerating. Logitech’s OEM sales declined by 6 percent for the quarter.

“We are very pleased with the Company’s strong performance in FY 06, and with our record-breaking results in the fourth quarter,” said Guerrino De Luca, Logitech’s president and chief executive officer. “Operational efficiencies and successful management of our working capital resulted in a record high in a single quarter for cash flow from operations of $137 million. Our gross margin was impacted by more audio products in the mix, and further pressured by reserves taken for an audio product, but we closed the quarter near our long-term target range, and grew operating income 17 percent and net income 27 percent – a confirmation of the strength of our business model and our consistent execution.”

Highlights for Logitech’s Fiscal Year 2006

•	Double-digit growth in retail (23 percent) and OEM sales (11 percent), with all sales regions reporting double-digit retail growth.

•	More than 130 new products introduced.

•	A record 143 million units shipped, 23 percent more than in the prior year.

•	Retail audio sales increased by 112 percent compared to the prior year. The Company’s line of portable speakers for the iPod® contributed to the strong growth.

•	Driven by the growing popularity of Internet communications, retail sales of video products were up by 36 percent and retail sales of PC headsets were up 92 percent from last year.

•	Retail sales of Harmony® remote controls nearly tripled year over year.

•	New factory in Suzhou, China completed and in full operation in summer 2005.

•	Repurchased 6,137,757 shares and ADRs for approximately $241 million.

Outlook

“Logitech begins FY 07 well positioned for sustained growth and profitability,” continued De Luca. “We expect our current key growth categories – audio, video and Harmony remotes – to retain their momentum. We also expect product and marketing initiatives related to our cordless desktops and mice to return the cordless category to solid growth.”

Logitech announced its targets for the current fiscal year, ending March 31, 2007. The Company expects both sales and operating income to grow 15 percent, year over year. Gross margin is expected to be at the low end of the Company’s long-term targeted range of 32-34 percent, but slightly higher than for FY 06, due to anticipated upside in the second half of FY 07 following new-product introductions. These targets exclude the cost of equity-based compensation, which will be included in the Company’s operating results beginning in the first quarter of FY 07. The net cost of equity-based compensation for FY 07 reflected in net income is expected to be between $16 and $19 million.

Earnings Teleconference

Logitech will hold an earnings teleconference on April 20, 2006 at 14:00 Central European Summer Time/8:00 a.m. Eastern Daylight Time/5:00 a.m. Pacific Daylight Time to discuss these results as well as guidance for Fiscal Year 2007. A live webcast and replay of the teleconference, including presentation slides, will be available on the Logitech corporate Web site at http://ir.logitech.com. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

Investor Meeting

Logitech will hold an investor meeting in London on May 11, 2006 at 09:45 British Summer Time/4:45 a.m. Eastern Daylight Time/1:45 a.m. Pacific Daylight Time. A live video webcast and replay of the meeting will be available on the Logitech corporate Web site at http://ir.logitech.com.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal peripherals that enable people to effectively work, play, and communicate in the digital world. Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI).

# # #

This press release contains forward-looking statements regarding expected sales, operating income and gross margin and gross margin upside for Fiscal Year 2007, long-term gross margin target range, and growth expectations for the video, audio, Harmony and cordless categories. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include our ability to introduce successful products in a timely manner, the effect of pricing, product, marketing and other initiatives by our competitors and our reaction to them on our sales, gross margins and profitability, our ability to match production to demand and to coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, the sales mix between our lower- and higher-margin products, consumer demand for our products and our ability to accurately forecast it, as well as those additional factors set forth in our periodic filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the fiscal year ended March 31, 2005, and our quarterly reports on Form 6-K, available at www.sec.gov. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s Web site at www.logitech.com.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Quarter Ended March 31,
CONSOLIDATED STATEMENTS OF INCOME	2006	2005
Net sales	$466,056	$402,648
Cost of goods sold	317,187	267,524

Gross profit	148,869	135,124

% of net sales	31.9%	33.6%

Operating expenses:
Marketing and selling	52,687	51,531
Research and development	23,064	20,558
General and administrative	18,347	16,085

Total operating expenses	94,098	88,174

Operating income	54,771	46,950

Interest income, net	1,131	423
Other income (expense), net	2,807	(40)

Income before income taxes	58,709	47,333
Provision for income taxes	7,586	7,100

Net income	$51,123	$40,233

Shares used to compute net income per share and ADS:
Basic	92,683	88,452
Diluted	98,057	99,067
Net income per share and ADS:
Basic	$0.55	$0.45
Diluted	$0.52	$0.41

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on June 30, 2005.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Twelve Months Ended March 31,
CONSOLIDATED STATEMENTS OF INCOME	2006	2005
Net sales	$1,796,715	$1,482,626
Cost of goods sold	1,222,605	979,039

Gross profit	574,110	503,587

% of net sales	32.0%	34.0%

Operating expenses :
Marketing and selling	223,063	201,353
Research and development	87,953	73,900
General and administrative	64,183	56,660

Total operating expenses	375,199	331,913

Operating income	198,911	171,674

Interest income, net	3,591	141
Other income, net	7,352	3,791

Income before income taxes	209,854	175,606
Provision for income taxes	28,749	26,340

Net income	$181,105	$149,266

Shares used to compute net income per share and ADS:
Basic	90,681	88,504
Diluted	99,385	99,125
Net income per share and ADS:
Basic	$2.00	$1.69
Diluted	$1.84	$1.53

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on June 30, 2005.

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

CONSOLIDATED BALANCE SHEETS	March 31, 2006	March 31, 2005	March 31, 2004
Current assets
Cash and cash equivalents	$245,014	$341,277	$294,753
Accounts receivable	289,849	229,234	206,187
Inventories	196,864	175,986	135,561
Other current assets	34,479	50,364	45,304

Total current assets	766,206	796,861	681,805
Investments	36,414	16,793	16,172
Property, plant and equipment	74,810	52,656	37,308
Intangible assets
Goodwill	135,396	134,286	108,615
Other intangible assets	11,175	15,816	12,543
Other assets	33,063	10,671	16,244

Total assets	$1,057,064	$1,027,083	$872,687

Current liabilities
Short-term debt	$14,071	$9,875	$14,129
Accounts payable	181,290	177,748	143,016
Accrued liabilities	162,922	156,575	113,752

Total current liabilities	358,283	344,198	270,897
Long-term debt	4	147,788	137,008
Other liabilities	13,601	8,948	7,702

Total liabilities	371,888	500,934	415,607

Shareholders’ equity	685,176	526,149	457,080

Total liabilities and shareholders’ equity	$1,057,064	$1,027,083	$872,687

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

	Quarter Ended March 31,		Twelve Months Ended March 31,
SUPPLEMENTAL FINANCIAL INFORMATION	2006	2005	2006	2005
Depreciation	$6,405	$7,183	$29,880	$26,041
Amortization of other acquisition-related intangibles	1,160	1,685	4,641	6,320
Operating income	54,771	46,950	198,911	171,674
Operating income before depreciation and amortization	62,336	55,818	233,432	204,035
Capital expenditures	16,485	13,019	54,102	40,541

Net sales by channel:
Retail	$418,388	$352,169	$1,588,033	$1,294,404
OEM	47,668	50,479	208,682	188,222

Total net sales	$466,056	$402,648	$1,796,715	$1,482,626

Net sales by product family:
Retail - Cordless	$114,652	$117,244	$448,358	$453,519
Retail - Corded	81,569	76,145	314,695	296,346
Retail - Video	81,102	50,438	273,340	201,626
Retail - Audio	87,496	52,123	334,496	158,134
Retail - Gaming	28,808	38,694	136,944	146,517
Retail - Other	24,761	17,525	80,200	38,262
OEM	47,668	50,479	208,682	188,222

Total net sales	$466,056	$402,648	$1,796,715	$1,482,626